QUATERRA RESOURCES ANNOUNCES CLOSING OF OVERSUBSCRIBED
PRIVATE PLACEMENT AND OPTION TO ACQUIRE B.C. MINING
PROPERTIES

October 21, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce that it has completed an oversubscribed third and final tranche of its previously announced non-brokered private placement (the "Private Placement"). Proceeds will be used to advance the Company's assets, primarily its MacArthur copper oxide project in Nevada, and general working capital.

Pursuant to the closing of the third tranche, the Company has issued 29,832,834 units ("Units") at a price of US$0.06 (C$0.075) per Unit for gross proceeds of US$1,789,970 (C$2,237,463). Combined with the first and second tranches, the Company has raised an aggregate of US$4,128,140 (C$5,160,175) in the Private Placement.

Each Unit consists of one common share of the Company and one non-transferable share purchase warrant (a "Warrant"). Each Warrant entitles the holder to acquire one additional common share of the Company at an exercise price of US$0.10 per share for a period of three years from the date of closing. The Warrants contain a forced exercise provision if the daily volume weighted average trading price of the common shares of the Company on the TSX Venture Exchange (the "Exchange") is equal to or greater than US$0.30 for a period of 10 consecutive trading days.

In connection with the completion of the third tranche of the Private Placement, the Company paid a total of US$110,388 and issued an aggregate of 1,839,798 finder's warrants as finder's fees. The finder's warrants are exercisable at a price of US$0.10 per share for a period of 3 years from the date of closing.

The securities issued pursuant to the third tranche of the Private Placement are subject to a four-month hold period expiring on February 22, 2022 in accordance with applicable securities laws.

Letter of Intent to Acquire B.C. Exploration Properties: Chaco Bear and Ashton Properties

The Company further announces that it has entered into a non-binding letter of intent (the "LOI") with Houston Minerals Ltd. and certain affiliated persons pursuant to which the Company was granted the option to acquire a 100% interest in the Chaco Bear Property located directly east of the Golden Triangle of British Columbia, and the Ashton Property located near Lytton, British Columbia (Collectively, the "Properties"), subject to a 2.5% net smelter return royalty (the "NSR") on each property. The Properties are comprised of 19 mineral claims covering 7,975.46 hectares.  A map providing the location of the claims for each of the Properties is provided in Figures 1-3 below.

Mr. Travis Naugle, CEO, states that these "B.C. Properties represent an exciting opportunity to create value for our shareholders.  The Chaco Bear Property appears to be a compelling analogue to the world-class Eskay Creek gold deposit and we look forward to further exploring this potential. The Ashton Property represents one of the earliest staked properties in the emerging Spences Bridge Gold Belt and we believe it to be a prime exploration opportunity, with multiple drill targets already identified." Mr. Naugle also states that the support of the vendor in completing this LOI, including their participation in Quaterra's financing, was appreciated.

Under the terms of the LOI, the Company can earn up to a 100% interest in the Properties by making the following issuances and payments over a four year period:

  issuing 8,000,000 common shares of the Company on closing
  making annual lease payments on the Properties after 2021
  incurring C$150,000 of exploration expenditures on the Chaco Bear Property and C$50,000 of exploration expenditures on the Ashton Property before the end of 2021 incurring exploration expenditures of at least the value of the annual assessment multiplied by 1.5 for periods after 2021 paying C$1,500,000 for the Chaco Bear Property and C$1,000,000 for the Ashton Property on or before 4 years from the closing, which amounts are payable in cash or common shares of the Company making annual advance royalty payments in the fourth and fifth year from the closing in the amounts of C$250,000 on the Chaco Bear Property and C$150,000 on the Ashton Property

Prior to feasibility, the Company may reduce the NSR to 1.0% on the Chaco Bear Property in consideration for a payment of C$6,000,000 and 1.0% on the Ashton Property for a payment of C$3,000,000. Post feasibility, the Company may purchase the remaining 1.0% NSR on the Chaco Bear Property for C$12,000,000 and the remaining 1.0% NSR on the Ashton Property for C$6,000,000.

Closing of the transaction contemplated in the LOI is subject to the parties entering into a definitive agreement and stock exchange approval.

Figure 1: Chaco Bear Project

Figure 2: Chaco Bear Claim

Figure 3: Ashton Project

Shares for Debt

The Company announces that it has agreed to settle outstanding debt of C$33,302.42 with an arm's length creditor by issuing 444,032 common shares of the Company at a deemed price of C$0.075 per share. The amount of indebtedness represents an outstanding account for services provided to the Company.

The issuance of common shares in connection with the debt settlement is subject to the approval of the Exchange. The common shares issued pursuant to the debt settlement will be subject to a four-month hold period in accordance with applicable securities legislation.

Stock Options and RSUs

The Company announces that it has granted an aggregate of 2,700,000 incentive stock options ("Options") pursuant to its stock option plan and 8,000,000 restricted share units ("RSUs") pursuant to its restricted share unit plan (the "RSU Plan") to various directors, officers, employees and consultants of the Company. The Options are exercisable at a price of $0.09 per share and expire five years from the date of grant. The RSUs granted will vest over a three year period, with 33.33% of the RSUs vesting immediately upon receipt of final approval of the RSU Plan from the Exchange and 33.33% vesting every 12 months from the date of grant. If at any point the Company divests its interests, including the option to purchase, absent a merger, sale or similar transaction in a) one of either the Chaco Bear or Ashton Projects, then 50% of the total RSUs that have not vested will be cancelled, or b) both the Chaco Bear or Ashton projects, then 100% of the total RSUs that have not vested will be cancelled.

The grant of RSUs and the adoption of the RSU Plan are subject to receipt of the final approval of the Exchange and shareholder approval. The aggregate number of common shares of the Company that may be reserved for issuance pursuant to RSUs granted under the RSU Plan is 8,000,000. After this issuance of the RSUs to the directors and officers, there will be no RSUs available for future grants under the RSU Plan.

The securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or applicable exemption from the registration requirements.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

This news release does not constitute an offer to sell or a solicitation of an offer to sell any of the securities in the United States. The securities referred to herein have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws and may not be offered or sold within the United States or to U.S. Persons unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available.

Technical information contained in this news release has been reviewed and approved by Travis Naugle, MMSA QP, the Company's CEO and a director, and a qualified person as defined in National Instrument 43-101.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.